SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aruba Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

043176106
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Dominic P. Orr
President and Chief Executive Officer
Aruba Networks, Inc.
1344 Crossman Avenue
Sunnyvale, CA 94089-1113
(408) 227-4500
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven E. Bochner, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,555,000	$257.61

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,263,672 shares of common stock of Aruba Networks, Inc. having an aggregate value of $6,555,000 as of February 5, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$257.61
Form or Registration No.:	Schedule TO-I
Filing party:	Aruba Networks, Inc.
Date filed:	February 17, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
      ☐    third party tender offer subject to Rule 14d-1.
      ☑    issuer tender offer subject to Rule 13e-4.
      ☐    going-private transaction subject to Rule 13e-3.
      ☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on February 17, 2009, as amended by Amendment No. 1 to Schedule TO filed on March 4, 2009 (as so amended, the “Schedule TO”), by Aruba Networks, Inc., a Delaware corporation (“Aruba” or the “Company”), in connection with the Company’s offer to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2002 Stock Plan or 2007 Equity Incentive Plan.
     Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (b) Securities.
     The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Material non-U.S. income tax consequences and certain other non-U.S. considerations,” “Extension of offer; termination; amendment” and Schedule C attached to the Offer to Exchange is incorporated herein by reference.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under the captions “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” and “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

Item 12. Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ARUBA NETWORKS, INC.
/s/ Alexa King
Alexa King
Vice President and General Counsel

Date: March 11, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated February 17, 2009, as amended March 4, 2009 and March 11, 2009

(a)(1)(B)*	E-mail to all Eligible Employees from Dominic Orr dated February 17, 2009.

(a)(1)(C)*	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Screen Shots of Offer Website.

(a)(1)(F)*	Confirmation of Receipt of Election Form.

(a)(1)(G)*	Form of Reminder E-mail.

(a)(1)(H)*	Offer Period Expiration Notice.

(a)(1)(I)*	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)*	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)	The Aruba Networks, Inc. Employee Stock Purchase Plan, incorporated herein by reference to Exhibit 10.4A to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(2)	The Aruba Networks, Inc. 2002 Stock Plan, incorporated herein by reference to Exhibit 10.2A to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(3)	Forms of Stock Option Agreements under the 2002 Stock Plan, incorporated herein by reference to Exhibit 10.2B to the Company’s registration statement on Form S-1, filed with the SEC on December 15, 2006.

(d)(4)	The Aruba Networks, Inc. 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on December 10, 2008.

(d)(5)	Forms of Stock Option Agreements under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3B to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2007.

(d)(6)*	Form of Stock Option Award Agreement (For Participants Outside the U.S.) under the 2007 Equity Incentive Plan.

(d)(7)	Form of Restricted Stock Unit Agreement under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on December 10, 2008.

(d)(8)	Agreement and Plan of Reorganization, dated as of January 4, 2008, by and among Aruba Networks, Inc., Aloha Acquisition Corporation, Airwave Wireless, Inc., and the other parties named therein, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 9, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.